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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -----------------------
                                  SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------------

                                   GENER S.A.
                       (Name of Subject Company (Issuer))

                             -----------------------

                               THE AES CORPORATION
                          MERCURY CAYMAN CO. III, LTD.
                       (Name of Filing Persons (Offerors))

                            -----------------------

             AMERICAN DEPOSITARY SHARES (EACH REPRESENTING 68 SHARES
                         OF COMMON STOCK, NO PAR VALUE)
                         (Title of Class of Securities)
                             -----------------------

                                    368731105
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                 BARRY J. SHARP
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               THE AES CORPORATION
                             1001 NORTH 19TH STREET
                            ARLINGTON, VIRGINIA 22209
                                 (703) 522-1315

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                             -----------------------

                                   Copies to:
                             Michael E. Gizang, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                            Telephone: (212) 735-3000
                            -----------------------

                            CALCULATION OF FILING FEE


 TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE**
    $181,634,952.00                                          $36,327.00

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based upon (a) $12.25, the average of the high and low price per Gener American Depositary Share on November 2, 2000, as reported on the New York Stock Exchange Composite Transaction Tape, multiplied by (b) 14,827,343, representing the aggregate number of Gener American Depositary Shares outstanding on September 30, 2000.

**   One-fiftieth of 1% of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "SEC") on November 9, 2000.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO relates to the offer by Mercury Cayman Co. III, Ltd., a limited company organized under the laws of the Cayman Islands (the "Purchaser") and a wholly owned subsidiary of The AES Corporation, a Delaware corporation ("AES"), to exchange each issued and outstanding American Depositary Share (each, an "ADS" and collectively, "ADSs") of Gener S.A. ("Gener"), each representing 68 shares of Gener common stock, no par value (the "Shares"), for a fraction of a share of common stock, par value $ 0.01 per share, of AES (the "AES Shares"), on the terms and subject to the conditions described in the preliminary prospectus referenced below, and the related ADS Letter of Transmittal (collectively referred to as the "Offer").

     AES has filed a Registration Statement on Form S-4 relating to the AES Shares to be issued to holders of Gener ADSs in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the preliminary prospectus which is a part of the Registration Statement (the "Prospectus"), and the related ADS Letter of Transmittal, which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively.

     All of the information in the Prospectus and the related ADS Letter of Transmittal, and any prospectus supplement or other supplement or amendment thereto related to the Offer hereafter filed with the Securities and Exchange Commission by AES, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

     Information is disclosed to security holders in a prospectus meeting the requirements of Rule 421(d) of the Securities Act of 1933.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Gener S.A., a corporation organized under the laws of the Republic of Chile. The address of Gener's principal executive offices is Miraflores 222, 4th Floor, Santiago, Chile. Its telephone number is (562) 686-8000.

     (b) The class of equity securities to which this Schedule relates is the American Depositary Shares of Gener, each representing 68 Shares. The number of ADSs and Shares outstanding as of September 30, 2000 were 1,008,259,324 and 5,630,562,756, respectively.

     (c) Information concerning the principal market in which the ADSs are traded and certain high and low sales prices for the ADSs in such principal market for each quarter during the past two years is set forth in the section of the Prospectus captioned, "MARKET PRICES AND DIVIDENDS" and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) (b) This Schedule TO is being filed by the Purchaser and AES. The information set forth in the Prospectus in the section captioned, "THE COMPANIES" and in Schedule I to the Prospectus is incorporated herein by reference.

     (c)(1), (2) The information set forth in Schedule I to the Prospectus is incorporated herein by reference.

     (c)(3) During the last five years, none of AES, the Purchaser, or to the best of their knowledge, any of the persons listed on Schedule I to the Prospectus has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

     (a)(1) (i)-(viii), (x), (xi), (xii) The information set forth in the Prospectus sections captioned, "SUMMARY", "THE PROPOSED TRANSACTION; THE OFFERS", "BACKGROUND AND REASONS FOR OUR OFFER" and "OUR OFFER" is incorporated herein by reference.

     (a) (1) (ix) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in the prospectus in the sections captioned, "SUMMARY", "BACKGROUND AND REASONS FOR OUR OFFER", "OUR OFFER--Purpose of the Offers; Plans for Gener", and "OUR OFFER--Relationships with Gener" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a), (c) The information set forth in the Prospectus in the sections captioned, "SUMMARY", "THE PROPOSED TRANSACTION; THE OFFERS", "OUR OFFER--Purpose of the Offers; Plans for Gener" and "BACKGROUND AND REASONS FOR OUR OFFER" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b), (d) The information set forth in the Prospectus in the section captioned, "OUR OFFER--Source and Amount of Funds" is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the Prospectus in the section captioned, "OUR OFFER--Relationships with Gener" and Schedule II in the Prospectus is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in the Prospectus in the section captioned, "OUR OFFER--Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

     The financial statements contained in AES's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and in AES's Quarterly Reports on Form 10-Q for the periods ended March 31, 2000 and June 30, 2000 are incorporated herein by reference. AES files annual, quarterly and special reports, proxy statements and other information with the SEC. Such reports may be read and copied at the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's public reference rooms in New York, New York and Chicago, Illinois. The SEC may be reached at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov. In addition, these AES reports are available without charge upon request to: The AES Corporation, 1001 North 19th Street, Arlington VA 22209, (703) 522-1315.

     The incorporation by reference herein of the above referenced financial information does not constitute an admission that such information is material to a decision by a security holder of Gener whether to exchange, tender or hold securities being sought in the Offer.

     The information regarding the historical per common share information for AES set forth in "Comparative Per Share Data" in the Prospectus is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

     The information set forth in the Prospectus in the sections captioned, "SUMMARY", "OUR OFFER--Certain Legal Matters; Regulatory Approvals", "THE COMPANIES" and "OUR OFFER--Conditions of Our Offer" is incorporated herein by reference.

ITEM 12. EXHIBITS.


    (a)(1)        Prospectus relating to AES Shares to be issued in the Offer
                  (incorporated by reference to The AES Corporation Registration
                  Statement on Form S-4 filed on November 9, 2000).

    (a)(2) Form of ADS Letter of Transmittal (incorporated by reference to Exhibit 99.1 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).

    (a)(3) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to The AES Corporation Registration
                  Statement on Form S-4 filed on November 9, 2000).

    (a)(4)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to The AES Corporation Registration Statement on
                  Form S-4 filed on November 9, 2000).

    (a)(5)        Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees
                  (incorporated by reference to Exhibit 99.4 to The AES
                  Corporation Registration Statement on Form S-4 filed on
                  November 9, 2000).

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit
                  99.5 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).

    (a)(7)        Summary Advertisement scheduled for publication in The Wall
                  Street Journal on November 13, 2000 (incorporated by reference to Exhibit 99.6 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).

    (a)(8) Press Release issued by AES on November 3, 2000 (incorporated by reference to Exhibit 99.7 to The AES Corporation
                  Registration Statement on Form S-4 filed on November 9, 2000).

      (b)         None.

      (d)         Letter Agreement between AES and Compania de Petroleos de
                  Chile S.A., dated November 3, 2000.

      (g)         None.
      (h)         None.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                        MERCURY CAYMAN CO. III, LTD.

                                        By: /s/ Naveed Ismail
                                           ------------------------------------
                                           Name:  Naveed Ismail
                                           Title: President
                                           Dated: November 9, 2000



                               THE AES CORPORATION


                                        By: /s/ Paul T. Hanrahan
                                           ------------------------------------
                                           Name:  Paul T. Hanrahan
                                           Title: Senior Vice President
                                           Dated: November 9, 2000

                                  EXHIBIT INDEX

 EXHIBIT
 NUMBER                                   EXHIBIT NAME
 ------                                   ------------

  (a)(1) Prospectus relating to AES Shares to be issued in the U.S. Offer (incorporated by reference from The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).

  (a)(2)        Form of ADS Letter of Transmittal (incorporated by reference to
                Exhibit 99.1 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).

  (a)(3) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).

  (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).

  (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit
                99.5 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).

  (a)(7) Summary Advertisement scheduled for publication in The Wall Street Journal on November 13, 2000 (incorporated by reference to Exhibit 99.6 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).

  (a)(8) Press Release issued by AES on November 3, 2000 (incorporated by reference to Exhibit 99.7 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).

    (b)         None.

    (d) Letter Agreement between AES and Compania de Petroleos de Chile S.A., dated November 3, 2000.

    (g)         None.
    (h)         None.